September 2, 2005

Via Facsimile (772) 231-5947 and U.S. Mail

Kevin R. Keating
President
Qorus.com, Inc.
936A Beachland Boulevard, Suite 13
Vero Beach, FL  32963

Re:	Qorus.com, Inc.
	Schedule 14F-1 filed August 24, 2005
	File No. 005-58071

Dear Mr. Keating:

	We have reviewed the Schedule 14F-1 referenced above and have the following comments.

Directors and Officers, page 13
1. We note your disclosure regarding the change of control that occurred on June 22, 2004. Please provide the information required by Item 6(d) of Schedule 14A.

Conflicts of Interest, page 14
2. We note your disclosure that you will engage Keating Securities to act as a financial advisor. We note similar disclosure in the sections "Board Meetings and Committees" and "Board Meetings; Nominating and Compensation Committees" that refers to future events.
Please revise your disclosure to clarify whether you have already engaged the financial advisors, as appears the case from disclosure elsewhere in the filing. Note that the requirements of Item 7 of
Schedule 14A generally require information with respect to past events.

Board Meetings; Nominating and Compensation Committees, page 15
3. We note that you do not have a method for security holders to communicate with your board of directors. Please provide the disclosure required by Item 7(h)(1) of Schedule 14A.

Security Ownership of Certain Beneficial Owners and Management,
page
20
4. We note on page 5 that KRM Fund, the Elwin members and Gateway have agreed to vote their securities to elect director designees and approve an amendment to your organizational documents. Please tell us your basis for not including each of these parties` securities in the beneficial ownership tables included in this section. See Rule
13d-3 for guidance on the determination of beneficial ownership.

Closing Comments

	Please revise your Schedule 14F-1 to comply with the comments above. If you do not agree with a comment, tell us why in a supplemental response letter that you should file via EDGAR as correspondence. The letter should note the location in your amended disclosure document of changes made in response to each comment or otherwise.

	Note that we may have additional comments after we review your amendment and response letter. Please indicate how you intend to disseminate the amended Schedule 14F-1 filed in response to the comments above.

	In connection with responding to our comments, please provide a written statement from Qorus.com, Inc. acknowledging that:

* Qorus.com, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* Qorus.com, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact the undersigned at (202) 551-3619 with any questions.

						Sincerely,



						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers and Acquisitions
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Kevin R. Keating
Qorus.com, Inc.
September 2, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE